May 12, 2009

Mail Stop 6010

Lowell M. Fisher, Jr.
Chairman and Chief Executive Officer
Certified Diabetic Services, Inc.
Airport Woods Commerce Center
10061 Amberwood Road
Fort Myers, Florida 33913

Re: Certified Diabetic Services, Inc.
         Registration Statement on Form 10-12G, filed April 15, 2009
         File No. 000-53628

Dear Mr. Fisher:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-12G</u>

<u>General</u>

1. Please update the discussion throughout the document to the most recent date practicable.

2. Please note that your Form 10 will become effective by operation of law 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If you have not resolved all outstanding comments within this 60 day period, you should

consider withdrawing the Form 10 prior to the end of the 60 day period and filing a new Form 10 that includes changes responsive to any outstanding comments. Additionally, please note that the effectiveness of your Form 10 will commence your reporting obligations as a registrant under Section 12(g) of the Securities Exchange Act of 1934.

3. We will need time to review all new disclosure, including all the exhibits. Please file any requested exhibits as soon as practicable.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

5. You are encouraged to provide your Internet website address.

Item 1. Description of the Company's Business, page 1

6. We note that your sales revenues are primarily generated from reimbursements by Medicare, private insurance carriers and pharmacy benefit management companies and that you have contracts with preferred provider organizations, third-party health plan administrators, self-insured plans, managed-care programs and other similar groups. To the extent that any of these contracts are material to your business, please file such contracts as exhibits to your Form 10.

7. Please provide us with supplemental support for your statement that you are an approved provider for Medicare and Medicaid reimbursements.

8. Please file as exhibits to your Form 10 the contracts with Blue Cross/Blue Shield, Coventry Insurance Co. and Aetna or provide us with an analysis supporting your determination that these contracts are not material to your business.

Business Model, page 3

9. We note that 70% of your gross revenue is derived from the Medicare system. Please file as exhibits to your Form 10 any material government contracts or arrangements relating to Medicare reimbursement.

<u>Products, Sales and Advertising</u>
<u>Product Offerings, page 4</u>

10. Please identify by name the four major manufacturers from which you purchase meters. To the extent material to your business, please describe the material terms of each supply contract with such manufacturers and file these contracts as exhibits to your Form 10.

11. Please disclose whether you are substantially dependent on one or more of these manufacturers for your supply of product, whether alternative suppliers exist and how difficult it would be to replace one or more of these manufacturers.

12. Please provide an overview or summary of the major models of meters and test strips which you sell.

<u>Shipping, Billing and Payment Procedures, page 5</u>

13. Please disclose the percentage of accounts receivable that prove to be uncollectible and describe the reasons why they are uncollectible.

<u>Reimbursement, page 5</u>

14. Since your first use of the acronym "HCFA" appears in this section, please define this term upon its first use.

<u>Sales, page 6</u>

15. Please identify the key private insurance companies from which you derive new member patients.

<u>Employees, page 7</u>

16. For the benefit of readers who may not be familiar with this term, please provide additional disclosure explaining what is meant by a "right to work" state.

<u>Government Regulation and Reimbursement, page 8</u>

17. Please provide supplemental documentation to us relating to your status as a participating Medicare Part B supplier and your accreditation from Community Health Accreditation Program, Inc.

Item 1A. Risk Factors, page 9

Risks Relating to Our Business, page 9

"We have issued and outstanding Series C Convertible Preferred Stock…," page 10

18. We note your disclosure that Vicis Capital Master Fund is your majority shareholder. In this risk factor and elsewhere in the Form 10 as appropriate, please disclose Vicis' preferred stock ownership and the percentage of each class of preferred stock that Vicis holds, as well as the total amount of outstanding common stock over which Vicis has beneficial ownership and the percentage of the common stock this represents, on an as-converted basis assuming conversion of Vicis' preferred holdings and any other derivative securities.

"We could experience significantly reduced revenues and profits if payers change, delay or deny reimbursement." page 11

19. Please identify the certain significant reimbursement reductions under the Medicare Modernization Act which you reference in this risk factor and explain how such reductions have impacted your revenues.

20. Please delete the last paragraph of this risk factor that begins with the sentence "The government's Medicare regulations are complex…,"as it does not seem to relate to the risk being discussed in the first paragraph. To the extent that a risk of overpayment is a material risk to the Company, please create a separate risk factor and discuss it there.

"The impact of Medicare Part D…," page 11

21. Please elaborate on the "many challenges" posed by Medicare Part D that you reference. As the Part D program went into effect on January 1, 2006, and is now more than three years old, please provide some indication of when the Company expects to be able to assess its impact on operating results.

"Competitive bidding for durable medical equipment suppliers…," page 12

22. Please update this risk factor to be relevant for 2009. For instance, you state that the bidding is "expected to include diabetes test strips and other diabetes testing items, beginning in calendar year 2007." Please revise to reflect the current status of the competitive bidding program and how it has impacted you to date.

23. In addition, please briefly explain how the competitive bidding process works for these durable medical equipment products.

"The profitability of our diabetes supply business…," page 12

24. Please disclose the historic re-order rates of your customers.

"Dependence on suppliers of our products…," page 14

25. Please revise your disclosure here and in the Business section to identify the four manufacturers from which you purchase your product supply. Please disclose whether you are substantially dependent on these suppliers.

"Risks associated with managing growth," page 14

26. To the extent practicable, please provide relevant metrics that quantify the rapid growth you've experienced during the last 12 months.

"Dependence on key personnel…," page 15

27. To the extent that you have experienced problems attracting and retaining key employees in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

28. Please also disclose the extent to which you carry key man insurance.

"Our issuance of additional common shares or preferred shares…," page 17

29. For ease of reading, please revise the caption of this risk factor to streamline it to include only the essential concepts which are necessary to quickly inform the reader about the subject of the risk factor. As written, the caption is unnecessarily verbose and, as a result, confusing. To the extent that some of the information in the caption currently is not also in the body of the risk factor, please move it to the body in your revised risk factor.

30. We note that the caption of this risk factor addresses the risk that issuance of your preferred shares, or options or warrants to purchase those shares, could negatively affect the value of one's investment. However, the body of the risk factor includes only a discussion of the risks inherent in issuing additional common stock. Please revise the risk factor accordingly. To the extent that the risks of issuing additional common and additional preferred are sufficiently distinct, you may wish to consider breaking these risks out into separate risk factors.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 18

31. In the Business section, please provide a description of the material terms of the Diabetic
Plus, Inc. acquisition referenced in your MD&A section. Please file the asset purchase
agreement with DPI as an exhibit to your Form 10 or provide us with an analysis
supporting your determination that this acquisition is not material to your business.

Critical Accounting Policies, page 18

Revenue Recognition and Accounts Receivable, page 19

32. Please consider expanding your disclosures include the following disclosures:

a. For each period presented, quantify and disclose the amount of changes in estimates
of prior period contractual adjustments that you recorded during the current period.
For example for 2008, this amount would represent the amount of the difference
between estimates of contractual adjustments for services provided in 2007 and the
amount of the new estimate or settlement amount that was recorded during 2008.
b. Quantify and disclose the reasonably possible effects that a change in estimate of
unsettled amounts from 3rd party payors as of the latest balance sheet date could have
on financial position and operations.
c. Disclose in a comparative tabular format, the payor mix concentrations and related
aging of accounts receivable. The aging schedule may be based on management's
own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some
other reasonable presentation. At a minimum, the disclosure should indicate the past
due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid,
Managed care and other, and Self-pay). We would expect Self-pay to be separately
classified from any other grouping. If your billing system does not have the capacity
to provide an aging schedule of your receivables, disclose that fact and clarify how
this affects your ability to estimate your allowance for bad debts.
d. If you have amounts that are pending approval from third party payors (i.e. Medicaid
Pending), please disclose the balances of such amounts, where they have been
classified in your aging buckets, and what payor classification they have been
grouped with. If amounts are classified outside of self-pay, tell us why this
classification is appropriate, and disclose the historical percentage of amounts that get
reclassified into self-pay.

Results of Operations, page 21

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Product Sales, page 21

33. You have attributed the increase in product sales for the year ended December 31, 2008 to two factors. Please quantify the amount of change due to each factor, as required by FRC Section 501.04. This comment also applies to your discussion of cost of sales and compensation.

Off Balance Sheet Arrangements, page 29

34. Please revise this section to include a narrative discussion of the off balance sheet arrangements and how they impact your business using the relevant factors enumerated under Item 303(a)(4) of Regulation S-K.

Item 3. Description of Properties, page 29

35. Please disclose the approximate total rental liability of the company as a secondary guarantor on the Horseshoe Drive South lease.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

36. Please update the principal stockholders table to be as of the most recent practicable date and please state this date in your next amendment.

37. We note that the principal stockholders table shows that Vicis Capital beneficially owns 260 million shares of common stock. Yet, you represent in your risk factor that begins on page 16 ("Since one shareholder currently beneficially owns the majority of our outstanding voting capital stock…") that one shareholder — presumably Vicis — beneficially owned or controlled 87,968,949 shares as of April 15, 2009 on an as-converted basis. In addition, the risk factor states that this shareholder owns 60% of the voting capital stock, while the table on page 30 shows that Vicis owns only 4.99% of the outstanding common. Please revise to rectify this discrepancy. If the distinction is between the number of common shares that Vicis actually owns versus the number of common shares over which it can exercise voting power, please make this clear in both the risk factor and the principal stockholders table. In revising your disclosure, you should include the total number of common shares that are potentially outstanding on a fully diluted (as-converted) basis.

38. In addition, we note that footnote 2 to the principal stockholders table uses 56,670,154 shares as the denominator upon which the percentage of ownership is calculated, yet Vicis is shown as owning 260 million shares. Please note that the number of shares and the percentages reflected in the table are to be calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act. If Vicis or any other shareholder would be prohibited from acquiring in excess of 4.99% of the Company at any one time, then the number of shares that it will

be deemed to beneficially own for purposes of the principal stockholders table cannot exceed that percentage. If necessary, you may disclose by footnotes to the table the number of shares over which the shareholder has voting power and the total number of shares issuable to the shareholder upon conversion but for any contractual limitations imposed, if different from the figures listed in the table.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 31

39. Please provide the information regarding director independence set forth under Item 407(a) of Regulation S-K.

Committees of the Board of Directors, page 33

40. Please state the authorized number of directors of your company.

Item 13. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 7 – Redeemable Preferred Stock, page F-25

41. For each of your Preferred Stock series, please provide a detailed discussion of any accounting implications that the adjustments to the conversion price would involve as well as whether any such adjustments have been made in the past.

Fair Value Disclosures, page F-31

42. Please tell us how you determined the volatility rate for the periods presented.

Note 7- Redeemable Preferred Stock

Accounting for Financing Arrangements, page F-27

43. Please provide us an analysis as to why you believe the conversion feature for the redeemable convertible preferred stock does not require bifurcation. Clearly disclose in the filing the terms of the redemption feature and any other terms that led you to believe that the conversion does not need to be bifurcated, especially given its cumulative dividend feature.

Report of Independent Registered Public Accounting Firm, page F-37

44. Please have your auditors amend their audit report to include the name of the independent registered public accounting firm that signed the report. Further, the first paragraph of the audit report discusses the years ended October 31, 2008 and 2007, the third paragraph of the audit report discusses the years ended December 31, 2008 and 2007, and some of

the financial statements indicate the periods are for the years ended October 31, 2007 and 2006. Please revise throughout to clarify the date of the financial statements and the dates that the audit opinion relates.

Diabetic Plus, Inc. Financial Statements, page F-38

45. It appears you are required to present financial statements for the interim period ending January 31, 2008 pursuant to Rule 3-05(b)(2). Please revise or advise.

Statements of Cash Flows, page F-40

46. Similar to the comment above, your statement of cash flows is for the years ended October 31, 2008 and 2007. As it appears the financial statements are for the years ended October 31, 2007 and 2006, please revise or advise.

Note 1. Summary of Significant Accounting Policies

Income Taxes, page F-42

47. You state that the company is a sub-s corporation. Please revise the pro forma information to reclassify undistributed earnings to paid-in capital in the pro forma statements. That presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporate entity. Refer to Staff Accounting Bulletin Topic 4B.

<p style="text-align:center">*   *   *   *   *</p>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya, Staff Attorney at (202) 551-3495, Dan Greenspan, Special Counsel at (202) 551-3623 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John N. Giordano, Esq.
        Bush Ross, P.A.
        1801 N. Highland Avenue
        Tampa, Florida 33602